UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
ZAR3,700,000,000
Zero Coupon Deep Discount Callable Notes due 30 April 2040
Series No.: 1137-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 28 April 2020

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of ZAR3,700,000,000 Zero Coupon Deep Discount Callable Notes due 30 April 2040 (Series No.: 1137-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 28 April 2020 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 24 April 2020, was filed under a report of the ADB dated 24 April 2020.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent of the ADB with respect to the Notes is JPMorgan Chase Bank N.A., London Branch, 25 Bank Street, Canary Wharf London E14 5JP, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 28 April 2020, the ADB entered into a Terms Agreement, filed herewith, with J.P. Morgan Securities plc. (the "Manager"), pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating ZAR3,700,000,000 for an issue price of 15.698836 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 30 April 2020. The Manager proposes to offer all the Notes to the public at the public offering price of 15.698836 per cent. of the principal amount.

Item 3.   Distribution Spread

See the Pricing Supplement, pages 4 and 9, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	15.698836%	0.00%	15.698836%
Total	ZAR580,856,932	ZAR0.00	ZAR580,856,932

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	USD$5,000*
Listing Fees (Luxembourg)	USD$10,281*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds

See the Prospectus, page 5.

Item 7.   Exhibits

    (a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

            (ii)   Pricing Supplement dated 28 April 2020.

    (b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

    (c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011, as amended in a written notice of amendment dated February 23, 2018, previously filed under a report of the ADB dated 24 January 2020.

            (ii)   Terms Agreement dated 28 April 2020.

    (d)   (i)   Information Statement dated 24 April 2020, previously filed under a report of the ADB dated 24 April 2020.

            (ii)   Prospectus and Pricing Supplement (see (a) above).

TERMS AGREEMENT NO. 1137-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

ZAR3,700,000,000 Zero Coupon Deep Discount Callable Notes due 30 April 2040

28 April 2020

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

    J.P. Morgan Securities plc (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its ZAR3,700,000,000 Zero Coupon Deep Discount Callable Notes due 30 April 2040 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") at 10:00 a.m., London time on 30 April 2020 (the "Settlement Date") at an aggregate purchase price of ZAR580,856,932 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (as amended through the date hereof, the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

    When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

    ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

    The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree

J.P. Morgan Securities plc
25 Bank Street, Canary Wharf, London, E14 5JP
Tel: +44 (0)20 7742 4000 • Fax: +44 (0)20 3493 0684
Registered in England & Wales No. 2711006. Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP.
Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

of any governmental body, regulatory agency or court having jurisdiction over it. The Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of the document referred to in Section 6(c)(i) of the Standard Provisions.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of the Notes:

1.   ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above.

2.   Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Manager.

3.   ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having requested and received, or waived receipt of, a copy of each of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.   In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.   The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice

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to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6. The Manager represents, warrants and agrees that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Common Monetary Area, comprising the Kingdom of Lesotho, Republic of Namibia, Republic of South Africa and Kingdom of Eswatini, or to any person or corporate or other entity resident in the Common Monetary Area except (a) in accordance with the exchange control regulations of the Kingdom of Lesotho, Republic of Namibia, Republic of South Africa and Kingdom of Eswatini and (b) to any entity resident or within the Republic of South Africa in accordance with the Commercial Paper regulations published in terms of the Banks Act, 1990, as amended, and the Companies Act, 2008, as amended and (c) all other applicable laws of South Africa. In particular, the Prospectus does not, nor is it intended to, constitute a "registered prospectus" (as that term is defined in the Companies Act) and the Manager has represented, warranted and agreed that it will not make an "offer to the public" (as such term is defined in the Companies Act) of any of the Notes (whether for subscription or sale).

7. The Manager represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8. For purposes hereof, the notice details of each of ADB and the Manager are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 8632-4478
Facsimile: (632) 8632-4120
Electronic Mailing
Address: TDFD_Documentation@adb.org

For the Manager:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Head of Debt Syndicate and Head of EMEA Debt Capital Markets
Electronic Mailing
Address: Head_of_EMEA_DCMG@jpmorgan.com

9. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Manager but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Manager in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Manager in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Manager's liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

10. Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC

By:_____
Name: KEITH PRICE
Title: MANAGING DIRECTOR

[Signatures continued on following page.]

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By:_____
     Name: MARIA A. LOMOTAN
     Title: Assistant Treasurer

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1137-00-2

ZAR3,700,000,000 Zero Coupon Deep Discount Callable Notes due 30 April 2040

Issue price: 15.698836 per cent.

Manager

J.P. Morgan

The date of this Pricing Supplement is 28 April 2020.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of ZAR3,700,000,000 Zero Coupon Deep Discount Callable Notes due 30 April 2040 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 13 April 2020.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB")
2.	Series Number:		1137-00-2
3.	(i)	Specified Currency (Condition 1(c)):	South African Rand ("ZAR")
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Applicable, provided that the "Market Exchange Rate" will be the rate determined by JPMorgan Chase Bank, N.A. (the "Calculation Agent"), as follows:

1. On the second Business Day before a date on which payment on the Notes is due, at approximately 11:00 a.m. London time, the Calculation Agent will refer to the "ICAPZAR" screen of the Reuters Monitor Foreign Exchange Service or, if this is not available, the Calculation Agent will determine the Market Exchange Rate in the manner set out below.

2. The Calculation Agent will select the firm bid quotation for the Specified Currency by one of at least three banks, one of which may be the Calculation Agent, which will yield the greatest number of United States

3

dollars ("U.S. dollars") upon conversion from the Specified Currency.

3. If fewer than three bid quotations are available, the Calculation Agent will use the noon buying rate for cable transfers in the relevant currency in the City of New York, as certified for customs purposes by the Federal Reserve Bank of New York on the second Business Day before the date such payment is due or, if this rate is not available on that date, the Calculation Agent will determine the rate in its sole discretion, acting in good faith and in a commercially reasonable manner.

Payments made in U.S. dollars under the circumstances set forth in Condition 7(i) will not constitute a default under the Notes and holders of the Notes will be responsible for all currency exchange costs.

4.	Aggregate Nominal Amount:		ZAR3,700,000,000
5.	(i)	Issue Price:	15.698836 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	ZAR580,856,932
6.	Specified Denominations (Condition 1(a)):		ZAR100,000
7.	(i)	Issue Date (Condition 5(d)):	30 April 2020
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable
8.	Maturity Date or Redemption Month (Condition 6(a)):		The earlier of (i) 30 April 2040 and (ii) the Optional Redemption Date (as defined in paragraph 21 (i) below), subject to paragraph 31 below.

9.	Interest Basis (Condition 5):	Zero Coupon (Condition 5(c)) (further particulars specified in paragraph 18 below)
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable
12.	Put/Call Options (Conditions 6(e) and (f)):	Call Option (see paragraph 21 below)
13.	Status of the Notes (Condition 3):	Senior
14.	Listing:	Luxembourg Stock Exchange
15.	Method of distribution:	Non-syndicated

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Not applicable
17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Applicable
	(i) Amortization Yield:	9.70 per cent. per annum
	(ii) Reference Price:	15.698836 per cent. of the Aggregate Nominal Amount
	(iii) Basis:	Compounded on an annual basis
	(iv) Day Count Fraction (Condition 5(d)):	30/360, unadjusted
	(v) Any other formula/basis of determining amount payable:	See paragraph 24(i) below
19.	Index-Linked Interest Note Provisions:	Not applicable
20.	Dual Currency Note Provisions:	Not applicable

Provisions Relating to Redemption

21. Call Option (Condition 6(e)):   Applicable

     (i)   Optional Redemption Date(s):   The Issuer has the right to call the Notes at the Optional Redemption Amount on 30 April of each year, commencing on 30 April 2021 to and including 30 April 2039, in each case, subject to adjustment in accordance with the Following Business Day Convention (for payment purposes only).

     (ii)   Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):   The Optional Redemption Amount payable on a particular Optional Redemption Date shall be the amount set out opposite such date in the Annex.

     (iii)   If redeemable in part: Not applicable

     (iv)   Notice period (if other than as set out in the Conditions):   Not less than ten (10) Business Days (as defined in paragraph 31 below) notice to the holders of the Notes prior to the relevant Optional Redemption Date.

22. Put Option (Condition 6(f)):   Not applicable

23. Final Redemption Amount: Aggregate Nominal Amount

     (i)   Alternative Payment Mechanism (Conditions 7(a) and (c)):   Not applicable

     (ii)   Long Maturity Note (Condition 7(f)):   Not applicable

     (iii)   Variable Redemption Amount (Condition 6(d)):   Not applicable

24. Early Redemption Amount:

     (i)   Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same   The Early Redemption Amount per Specified Denomination shall be equal to the sum of (A) ZAR15,698.84 and (B) the product of 9.70 per cent. per annum (compounded annually), being applied to

	(if required or if different from that set out in the Conditions):	ZAR15,698.84, from and including the Issue Date to but excluding the earlier of (i) the due date for redemption under Condition 9 (the "Early Redemption Date"); and (ii) the Maturity Date. Such calculation shall be made on the basis of the Day Count Fraction set forth in paragraph 18(iv) above. The Early Redemption Amount shall be rounded to the nearest ZAR0.01 (with ZAR0.005 being rounded upwards).
(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes
	Definitive Registered Notes:	Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable
28.	Details relating to Installment Notes:	Not applicable
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable
30.	Consolidation provisions:	Not applicable
31.	Other terms or special conditions:	

| (i) | Payment Dates: | If payment of principal on a Note is improperly withheld or refused on the Maturity Date or the Early Redemption Date, as the case may be, interest shall accrue at a rate of 9.70 per cent. per annum (compounded annually) on (a) in the case of principal being improperly withheld or refused on the Maturity Date, the Final Redemption Amount of such Note; or (b) in the case of principal being improperly withheld or refused on the Early Redemption Date, the Early Redemption Amount, in either case from and including the Maturity Date or the Early Redemption Date, as appropriate, to but excluding the earlier of (i) the date of actual payment of such principal; and (ii) the 15th day after the necessary funds for the payment of such principal have been provided to the Global Agent, such calculation to be made using the Day Count Fraction set forth in paragraph 18(iv) above and the resultant figure shall be rounded to the nearest ZAR0.01 (with ZAR0.005 being rounded upwards). |
| | | |

If any date for payment of any principal in respect of the Notes is not a Business Day (as defined below), ADB shall not be obliged to pay such principal until the first following day that is a Business Day, and ADB shall not be obliged to pay any interest or other payment in respect of such postponed payment.

"Business Day" shall mean a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency

8

			deposits) in Johannesburg, London and New York.
	(ii)	Relevant Financial Center:	Johannesburg
	(iii)	Additional Business Centers:	London and New York

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable
	(ii)	Stabilizing Manager (if any):	Not applicable
	(iii)	Commissions and Concessions:	0.00
33.	If non-syndicated, name of Dealer:		J.P. Morgan Securities plc
34.	Additional selling restrictions:		The following paragraph shall be deemed to be set out under the heading "Republic of South Africa" in the section entitled "Plan of Distribution" in the Prospectus: The Dealer has represented, warranted and agreed that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Common Monetary Area, comprising the Kingdom of Lesotho, Republic of Namibia, Republic of South Africa and Kingdom of Eswatini, or to any person or corporate or other entity resident in the Common Monetary Area except (a) in accordance with the exchange control regulations of the Kingdom of Lesotho, Republic of Namibia, Republic of South Africa and Kingdom of Eswatini and (b) to any entity resident or within the Republic of South Africa in accordance with the Commercial Paper regulations published in terms of the Banks Act, 1990, as amended, and the Companies Act, 2008, as amended and (c) all other applicable laws of South Africa. In particular, the Prospectus does not,

9

nor is it intended to, constitute a "registered prospectus" (as that term is defined in the Companies Act) and the Dealer has represented, warranted and agreed that it will not make an "offer to the public" (as such term is defined in the Companies Act) of any of the Notes (whether for subscription or sale).

Operational Information

35.	ISIN:	XS2164667482
36.	Common Code:	216466748
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear and Clearstream, Luxembourg only
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not applicable
40.	Governing Law:	English

Additional Information

The Notes are denominated in ZAR. Since South Africa is not an ADB member country, ADB will not enjoy in South Africa its usual rights, immunities, privileges and exemptions which are conferred upon ADB by the Agreement Establishing the Asian Development Bank and by statutes, laws and regulations of member countries. Such privileges include immunity with respect to exchange controls and an exemption from withholding taxes with respect to payments on ADB's debt securities.

While the South African exchange control regulations presently in effect do not impose restrictions on payments on the Notes, no assurance can be given that these regulations will not change in the future. If, due to the imposition of exchange controls or other circumstances beyond the control of ADB, South African rand are not expected to be available to ADB, ADB will be entitled to satisfy its obligations to holders of Notes in respect of such payment by making such payments in U.S. dollars on the basis of the Market Exchange Rate (as defined under "Terms and Conditions" above) on the date of such payment or, if the Market Exchange Rate is not available on such date, as of the most recent practicable date. Any payment made by ADB under such circumstances in U.S. dollars shall constitute valid payment and shall not constitute a default in respect of the Notes.

Under current South African law, withholding tax on interest, calculated at a rate of 15%, is applicable to interest payments on the Notes to investors where the interest is regarded as having been received by or accrued to any foreign person from a source within the Republic of South Africa. As the ADB is not a resident in South Africa and does not have a permanent establishment in South Africa for South African tax purposes and/or will not utilise or apply the proceeds from the Notes in South Africa, the interest would not be considered to be from a South African source and interest withholding tax should not be levied. No assurance can be given that these laws will not change in the future. The Notes do not require the ADB to compensate holders of the Notes in the event of a change in South African law that results in withholding taxes being deducted from payments on the Notes.

Taxation

Under existing South African law, all payments of principal and interest in respect of the Notes will be exempt from any taxes, levies, imposts, duties, deduction, withholdings or other charges, of whatsoever nature, imposed, levied, collected, withheld or assessed by the South African government or any political subdivision or taxing authority thereof or therein so long as the beneficial owner of the relevant Notes is not a "resident" for South African income tax purposes and the Notes are not attributable to a permanent establishment that the beneficial owner has in South Africa. A "resident" for South African income tax purpose would be:

(1)   a natural person who:

      (i)   is ordinarily resident in South Africa; or

      (ii)   is not ordinarily resident in South Africa, but has been physically present in South Africa for at least 91 days in aggregate during the relevant year of assessment and during each of the preceding 5 years of assessment and for at least 915 days in aggregate during such preceding 5 years; or

(2)   a person (other than a natural person):

    (i)   which is incorporated, established or formed in South Africa; or

    (ii)   which has its place of effective management in South Africa.

A "resident" for South African income tax purpose specifically excludes a person who is deemed to be exclusively a resident of another country for the purposes of the application of any agreement entered into between the governments of the Republic of South Africa and that other country for the avoidance of double taxation.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 24 April 2020.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:_____

    Name: MARIA A. LOMOTAN
    Title: Assistant Treasurer

ANNEX

Optional Early Redemption Date	Optional Early Redemption Amount in ZAR	Optional Early Redemption Price
30 April 2021	637,200,054.40	17.221623092 per cent.
30 April 2022	699,008,459.68	18.892120532 per cent.
30 April 2023	766,812,280.27	20.724656224 per cent.
30 April 2024	841,193,071.46	22.734947877 per cent.
30 April 2025	922,788,798.39	24.940237821 per cent.
30 April 2026	1,012,299,312.93	27.359440890 per cent.
30 April 2027	1,110,492,346.28	30.013306656 per cent.
30 April 2028	1,218,210,103.87	32.924597402 per cent.
30 April 2029	1,336,376,483.95	36.118283350 per cent.
30 April 2030	1,466,005,002.89	39.621756835 per cent.
30 April 2031	1,608,207,488.17	43.465067248 per cent.
30 April 2032	1,764,203,614.52	47.681178771 per cent.
30 April 2033	1,935,331,365.13	52.306253112 per cent.
30 April 2034	2,123,058,507.55	57.379959664 per cent.
30 April 2035	2,328,995,182.78	62.945815751 per cent.
30 April 2036	2,554,907,715.51	69.051559879 per cent.
30 April 2037	2,802,733,763.91	75.749561187 per cent.
30 April 2038	3,074,598,939.01	83.097268622 per cent.
30 April 2039	3,372,835,036.09	91.157703678 per cent.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg